UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐                TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 001-13103

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

CIBER, Inc. Savings 401(k) Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIBER, Inc.

6363 South Fiddler’s Green Circle, Suite 1400

Greenwood Village, Colorado 80111

REQUIRED INFORMATION

The financial statements and schedules of the CIBER, Inc. Savings 401(k) Plan for the year ended December 31, 2010, prepared in accordance with the financial reporting requirements of ERISA along with the independent registered public accounting firm’s report thereon, are provided beginning on page F-1 attached hereto.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CIBER, Inc. Savings 401(k) Plan

Dated: June 21, 2011	By:	/s/ Christopher L. Loffredo
Christopher L. Loffredo
Vice President and Chief Accounting Officer

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INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

4

CIBER, INC. SAVINGS 401(k) PLAN

Index to Financial Statements and Supplemental Schedules

As of December 31, 2010 and 2009 and for the Years then Ended

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the

CIBER, Inc. Savings 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of CIBER, Inc. Savings 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Denver, Colorado	/s/ Ernst & Young LLP
June 21, 2011

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets
Investments, at fair value:
CIBER, Inc. common stock	$7,231,283	$5,558,734
Mutual funds	125,646,200	112,258,164
Pooled separate accounts	79,086,121	72,067,448
Total investments	211,963,604	189,884,346

Notes receivable from participants	3,106,507	2,857,717

Net assets available for benefits	$215,070,111	$192,742,063

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$24,113,064	$31,870,032
Interest and dividend income	2,249,362	1,871,819
Total investment income	26,362,426	33,741,851

Contributions:
Participants, including rollovers	18,558,833	18,579,330
Employer, net of forfeitures	1,230,899	1,628,847
Total contributions	19,789,732	20,208,177
Total additions, net	46,152,158	53,950,028

Deductions from net assets attributed to:
Distributions to participants	23,699,363	16,662,314
Loan and administrative fees	124,747	81,547
Total deductions	23,824,110	16,743,861

Net increase	22,328,048	37,206,167
Net assets available for benefits at beginning of year	192,742,063	155,535,896
Net assets available for benefits at end of year	$215,070,111	$192,742,063

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)                     Description of the Plan

The following description of the CIBER, Inc. Savings 401(k) Plan (the “Plan”) provides only general information. For a more complete description of the Plan, participants should refer to the Summary Plan Description or the Plan Agreement, which is available from the plan administrator.

(a)                     General

The Plan is a defined contribution plan covering substantially all employees of CIBER, Inc. and certain of its subsidiaries (“CIBER” or the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Principal Life Insurance Company (“Principal”) is the trustee and recordkeeper of the Plan.

(b)                     Contributions and Vesting

Participants may contribute up to 75% of pretax annual compensation, with the exception of employees considered “highly compensated.” Highly compensated employees are restricted to a maximum contribution of 9% of pretax compensation. In addition, qualifying participants may make “catch-up” contributions. Contributions are subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined contribution or benefit plans (rollovers). Participants can change their contribution percentage at any time. Company cash contributions are based on the participant’s years of service and the participant’s contribution and range from 0.5% to 1.5% of qualified compensation. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution plus actual earnings thereon is based on years of service as follows:

Completed Years of Service	Vested Percentage
Less than two years	0%
Two years	20%
Three years	40%
Four years	60%
Five years	80%
Six years	100%

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements (continued)

(1)                     Description of the Plan (continued)

Participants reach 100% vesting in the Company’s matching contribution plus actual earnings thereon after six years of service. If a participant terminates prior to vesting, unvested amounts are forfeited and are used to reduce future employer contributions. At December 31, 2010 and 2009, unallocated forfeited accounts totaled $333,042 and $21,600 respectively. In 2010 and 2009, employer contributions were reduced by $780,758 and $603,671, respectively, from forfeited accounts.

(c)                      Investment Options

The Plan’s assets are invested in various investment options offered by Principal and in CIBER common stock, as directed by the participants. Participants may invest their account balance in the various investment options in 1% increments. Participants may change their investment options on a daily basis.

(d)                     Distributions

Participants are generally entitled to a distribution from the Plan upon termination of employment, retirement, disability, or death. Terminated participants are entitled to receive only the vested percentage of their account balance and the remainder of the account is forfeited. For other situations, there are various methods by which benefits may be distributed depending on date of employment, marital status, and participant elections. Distributions are recorded when paid.

(e)                      Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms must not exceed five years, except that the plan administrator may approve a longer term for loans to acquire a principal residence. Interest on loans is charged at the prime rate as of the processing date of the loan, plus 1% and ranged from 4% to 10.5% as of December 31, 2010 and 2009. Principal and interest is paid ratably through payroll deductions. Loans require minimum per paycheck payment amounts. Participants pay a loan origination fee of $50 per loan to Principal.

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements (continued)

(1)                     Description of the Plan (continued)

As a result of the adoption of the Financial Accounting Standard Board’s (“FASB”) Accounting Standards Update No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”), participant loans were retrospectively reclassified as notes receivable from participants and are now measured at their unpaid principal balances plus any accrued but unpaid interest.  Loans were previously measured at fair value and classified as investments. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009.

(f)                    Expenses

In general, plan expenses, other than broker commissions, portfolio transaction fees, and administrative service fees on the accounts of non-employee participants, are paid by the Company.

(g)                 Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

(2)                     Summary of Significant Accounting Policies

(a)                     Basis of Accounting and Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.

(b)                     Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes to the financial statements, and supplemental schedules. Actual results could differ from those estimates.

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements (continued)

(2)                     Summary of Significant Accounting Policies (continued)

(c)                      Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

(d)                     Investment Valuation and Income Recognition

Investments are stated at fair value. Marketable securities are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, as quoted by the investment company. NAV is generally determined based on the fair market values of the securities included in the underlying funds. The NAV of pooled separate accounts is based on the fair market value or estimated fair value of the underlying securities within the pooled separate accounts. See Note 3 for further discussion and disclosures related to fair value measurements.

Investment transactions are recorded on the date of purchase or sale (“trade-date”). Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

(e)                      Risks and Uncertainties

The Plan provides for various investment options. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investments securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments securities, it is reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements (continued)

(2)                     Summary of Significant Accounting Policies (continued)

(f)                        Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements, which amended Accounting Standards Codification Topic 820 (“ASC 820”) to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements and the transfers between Levels 1, 2 and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note 3 below. This guidance, with the exception of the requirement to present changes in Level 3 assets and liabilities on a gross basis, was effective for reporting periods beginning after December 15, 2009.  Since this guidance only affects fair value measurement disclosures, its adoption did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

(3)                     Fair Value Measurements

The Plan performs fair value measurements in accordance with Accounting Standards Codification Topic 820 (“ASC 820”), which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the Plan’s principal or most advantageous market for the asset or liability. ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  An asset’s or liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The three levels of inputs within the fair value hierarchy are defined as follows:

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements (continued)

(3)                     Fair Value Measurements (continued)

Level 1 —	Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 —

Significant other observable inputs other than Level 1 prices, such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 —

Significant unobservable inputs that reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2010:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic Equity	$66,782,937	$—	$—	$66,782,937
International Equity	18,399,904	—	—	18,399,904
Balanced/Asset Allocation	32,750,312	—	—	32,750,312
Fixed Income	7,713,047	—	—	7,713,047
CIBER, Inc. common stock	7,231,283	—	—	7,231,283
Pooled separate accounts:
Domestic Equity	—	27,558,298	—	27,558,298
International Equity	—	10,918,665	—	10,918,665
Real Estate	—	5,711,148	—	5,711,148
Fixed Income	—	34,898,010	—	34,898,010
	$132,877,483	$79,086,121	$—	$211,963,604

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements (continued)

(3)           Fair Value Measurements (continued)

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2009:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic Equity	$58,789,969	$—	$—	$58,789,969
International Equity	17,282,126	—	—	17,282,126
Balanced/Asset Allocation	30,201,643	—	—	30,201,643
Fixed Income	5,984,426	—	—	5,984,426
CIBER, Inc. common stock	5,558,734	—	—	5,558,734
Pooled separate accounts:
Domestic Equity	—	22,615,358	—	22,615,358
International Equity	—	11,375,450	—	11,375,450
Real Estate	—	4,047,435	—	4,047,435
Fixed Income	—	34,029,205	—	34,029,205
	$117,816,898	$72,067,448	$—	$189,884,346

(4)           Investments

Individual investments greater than 5% of net assets at December 31 were:

	2010	2009

Principal Money Market Separate Account	$25,962,933	$27,312,624
Principal Large Cap S&P 500 Index Separate Account	11,590,324	10,519,731
Principal International Emerging Markets Separate Account	10,918,665	10,981,393
Russell Lifepoints Equity Growth Strategy E Fund	*	10,083,079
American Century Equity Income Investment Fund	14,176,840	12,882,060
American Funds Growth Fund of America R5 Fund	17,695,035	16,662,444
American Funds New Perspective R5 Fund	11,814,742	11,619,722

*Investment not greater than 5% of net assets at December 31, 2010.

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements (continued)

(4)           Investments (continued)

Net appreciation in fair values of investments for the years ended December 31, including realized gains and losses, was as follows:

	2010	2009

CIBER, Inc. common stock	$1,967,620	$(1,331,366)
Mutual funds	13,699,924	20,576,772
Pooled separate accounts	8,445,520	12,624,626
	$24,113,064	$31,870,032

(5)           Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2008, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (“Code”), and therefore, the related trust is exempt from taxation. In accordance with Revenue Procedure 2010-6 and Announcement 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Subsequent to this opinion letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan has been designed to comply with the requirements of the Code and has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements (continued)

(6)                                 Party-in-Interest Transactions

Certain plan investments are shares of stock of CIBER or units of pooled separate accounts, managed either by Principal or by outside fund managers hired by Principal. Principal is the service provider who executes the investment transactions for the Plan and, therefore, these transactions are considered party-in-interest transactions for which a statutory exemption exists.

CIBER, INC. SAVINGS 401(k) PLAN

Schedule H, Line 4a—Schedule of Delinquent Participant Contributions

EIN: 38-2046833 Plan: 101

Year ended December 31, 2010

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$561		$561

CIBER, INC. SAVINGS 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

EIN: 38-2046833 Plan: 101

December 31, 2010

Identity		Description	Current Value

*	CIBER, Inc.	Common Stock	$7,231,283
*	Principal Money Market Separate Account	Pooled Separate Account	25,962,933
*	Principal Bond and Mortgage Separate Account	Pooled Separate Account	8,935,076
*	Principal Large Cap S&P 500 Index Separate Account	Pooled Separate Account	11,590,324
*	Principal Mid Cap S&P 400 Index Separate Account	Pooled Separate Account	5,735,896
*	Principal Small Cap S&P 600 Index Separate Account	Pooled Separate Account	9,104,229
*	Principal Real Estate Securities Separate Account	Pooled Separate Account	5,711,148
*	Principal International Emerging Markets Separate Account	Pooled Separate Account	10,918,665
*	Goldman Sachs/LA Capital Mgmt Mid CAP Value I Separate Account	Pooled Separate Account	1,127,849
	Russell Lifepoints Balanced Strategy E Fund	Mutual Fund	7,489,419
	Russell Lifepoints Conservative Strategy E Fund	Mutual Fund	3,220,729
	Russell Lifepoints Equity Growth Strategy E Fund	Mutual Fund	10,395,515
	Russell Lifepoints Growth Strategy E Fund	Mutual Fund	8,707,548
	Russell Lifepoints Moderate Strategy E Fund	Mutual Fund	2,937,101
	MFS Research Bond R4 Fund	Mutual Fund	7,713,047
	MFS Value A Fund	Mutual Fund	2,014,128
	American Century Equity Income Investment Fund	Mutual Fund	14,176,840
	American Century Small Cap Value Investment Fund	Mutual Fund	3,177,288
	Tocqueville Asset Management Fund	Mutual Fund	7,014,527
	Marsico Growth Fund	Mutual Fund	6,191,253
	American Funds Growth Fund of America R5 Fund	Mutual Fund	17,695,036
	Fidelity Advisor Mid Cap A Fund	Mutual Fund	5,975,670
	Fidelity Advisor Small Cap A Fund	Mutual Fund	5,583,851
	Janus Aspen Enterprise I Fund	Mutual Fund	4,954,345
	American Funds New Perspective R5 Fund	Mutual Fund	11,814,742
	American Funds Europacific Growth R5 Fund	Mutual Fund	6,585,162
*	Participant loans	4.0% to 10.5%	3,106,507
			$215,070,111

*       Party-in-interest.